DUPONT®

The miracles of science™

File 82-19
DuPont Canada Inc.

02028858

SUPPL

Quarterly News - DuPont Canada Inc.

DuPont Canada Reports Record First Quarter Sales

MISSISSAUGA, ONTARIO, April 25, 2002 - DuPont Canada Inc. (TSE: DUP.A), a leading diversified science company, today announced results for the first quarter ended March 31, 2002.

Financial Review

First quarter sales were a record $574 million, up $36 million or 7% from last year. Export sales of $296 million were $16 million or 5% above first quarter 2001, while domestic sales of $278 million climbed $20 million or 8%.

Three of our five business segments – Specialty Materials, Specialty Polymers and Films, and Performance Coatings and Polymers – increased sales for the quarter. The sales of our Specialty Materials segment were $86 million, which represented an increase of $25 million or 42% above 2001. Our Specialty Polymers and Films segment recorded $106 million of sales, which were $8 million or 8% over last year. And our Performance Coatings and Polymers segment had sales of $127 million, which finished $5 million or 4% ahead of 2001. Sales by our Nylon Enterprise reached $204 million and matched 2001. The Specialty Fibres segment recorded sales of $56 million, which represented a decline of $1 million or 2% compared with 2001.

"We are encouraged by these record first quarter sales which appear to suggest that the North American economy is regaining some momentum after the downturn in 2001," said Dave Colcleugh, Chairman, President and Chief Executive Officer of DuPont Canada Inc.

Manufactured variable margins as a percent of sales improved 11% over first quarter 2001 and were equal to fourth quarter 2001.

Net earnings for the quarter were $52.6 million or $0.19 per share, compared with $49.0 million or $0.18 per share last year. On a diluted basis, earnings per share increased from $0.18 to $0.19.

"We are optimistic that the sales gains recorded by many of our business units will continue as the year progresses and those lagging market segments, such as the automotive industry, will experience similar turnaround and growth," said Mr. Colcleugh. "In addition, completing our acquisition and executing our integration plan of Liqui-Box Corporation, forecast for the second quarter, will enable us to improve growth by strengthening our business portfolio and expanding our presence in other markets around the world. "

Company Developments

Acquisition of Liqui-Box Corporation

DuPont Canada and Liqui-Box Corporation of Worthington, Ohio, announced in March the signing of an agreement for DuPont Canada's wholly owned subsidiary, Enhance Packaging Technologies Inc., to acquire all of Liqui-Box's outstanding common shares, pursuant to a cash merger transaction, at US$67 per share, for a total purchase price of approximately US$333

million. The transaction is expected to close in the second quarter, subject to approvals from regulatory authorities and Liqui-Box shareholders.

DuPont Canada will bring together Liqui-Box's business with that of Enhance. The combined business will operate as Liqui-Box, a DuPont Canada company, under the leadership of Ash Sahi, Enhance's President and CEO. With operations in North America, South America, Europe and Asia and more than 1,000 employees, the combination will immediately position DuPont Canada as a leading provider of liquid packaging systems. Details of the transaction are available on our web site.

Since the announcement, Liqui-Box has filed a preliminary Proxy Statement with the Securities and Exchange Commission. The definitive Proxy Statement is expected to be filed during the week of April 22, 2002. The Liqui-Box shareholders' meeting to consider the merger proposal is expected to be scheduled for May 28, 2002. Also, the regulatory filings under the U.S.A. HSR Act have been made by both DuPont Canada and Liqui-Box, effective April 17. We continue to expect that the transaction will close in late May or June.

Effective May 1, David K. Findlay, becomes Vice-President – Corporate Development and has been appointed Transition Team Leader for the proposed integration of Liqui-Box into DuPont Canada.

Fuel Cells

DuPont Canada and Technology Partnerships Canada announced a four-year program to develop key components for the emerging fuel cell industry. This business and government partnership through DuPont Canada is an important part of DuPont's global effort to advance fuel cell technology and expand our offering.

Global DuPont Transformation

Global DuPont announced the next step in its transformation into a sustainable growth company with the alignment of its business units into five market- and technology-focused growth platforms and the creation of a new subsidiary to be called DuPont Textiles & Interiors (DTI).

Each of the five growth platforms has strong capabilities, large market opportunities and leadership focus and accountability. Each has the critical mass to pursue DuPont's strategies of integrated science, knowledge intensity and productivity improvement while capitalizing on strong market positions, quality products and powerful brands. The new DTI subsidiary, as the world's largest integrated fibres company, will have the scale, global reach and flexibility to be highly successful. DuPont's intent is to separate DTI by the end of 2003, and to consider an initial public offering (IPO) of shares of this entity, among other strategic options, if market conditions permit.

DuPont Canada's goal is to maximize any opportunities and business potential that this transformation offers.

MANAGEMENT'S DISCUSSION & ANALYSIS
Income Statement

NYLON ENTERPRISE

Total first quarter sales at $204 million for this segment were level with last year. After-tax operating income (ATOI) of $27.0 million was $13.6 million or 102% above last year. The increase in ATOI is a result of total variable margin increasing 26% over the first quarter of 2001. This largely reflects lower raw material costs and improved manufacturing yields.

Our Flooring Systems business unit had first quarter sales of $100 million, which were $5 million or 5% ahead of 2001. Increased demand in the residential carpet market has helped to fuel this improvement. The market for commercial carpet fibre remained weak, however demand in this segment traditionally follows the residential market by about six months. The forecast for the second quarter is positive.

The Nylon Industrial Specialties business unit recorded $53 million in sales, which were $2 million or 3% under last year. This result reflects mixed demand in the unit's various markets. Demand from the air bag market remained generally steady throughout the quarter. Industrial market demand was down, but showed signs of strengthening. A major U.S. government order for industrial yarn was deferred during the quarter, but is expected to be completed later this year. The unit is optimistic about the second quarter.

Stronger volumes in our Nylon Intermediates business unit resulted in sales of $38 million, which were $2 million or 5% above first quarter 2001. We anticipate that this positive trend will continue.

Sales of $14 million by the Nylon Apparel business unit were $5 million or 28% under last year, mostly as a result of general softness in North American apparel markets. These markets are expected to continue to be weak.

PERFORMANCE COATINGS AND POLYMERS

First quarter sales of $127 million for this segment were $5 million or 4% above 2001. The sales gains in this segment were primarily due to strong performance by our Engineering Polymers unit in domestic markets, with a 15 % improvement over last year's depressed first quarter.

ATOI of $9.6 million was $1.2 million or 11% below last year's result. This earnings reduction is attributable to lower realized manufacturing margins by our Engineering Polymers unit in Maitland. A temporary shift in the production mix during the quarter to include proportionately more lower margin products was responsible. This is not expected to recur and production scheduling has returned to a more normal mix in the current quarter.

Our Engineering Polymers business unit achieved sales of $66 million, which were $6 million or 9% above last year. Revenue growth was especially strong in domestic markets, with a more modest gain in exports. The unit's manufacturing facilities at Kingston and Maitland both operated at high rates. Some additional tasking was assigned during March that could result in the unit achieving production volume records in April.

Results were mixed in the two components of our Performance Coatings business unit. Overall the unit had sales of $51 million, which were $1 million or 2% under 2001.

The refinish component of the unit posted sales of $19 million, which represented an increase of $2 million or 12% over last year. The increased demand commonly associated with the Spring "fix-up" season – when many people choose to have their vehicles refinished – was one of the factors that contributed to this result. The unit also experienced a slight improvement in the bus and heavy truck markets. This positive trend is expected to extend into the second quarter.

The Original Equipment Manufacturer (OEM) component had sales of $32 million, which were under 2001 by $3 million or 8%. The increased number of plant shutdowns by the North American OEMs led to this reduced performance. The unit's outlook for the second quarter is more upbeat with fewer assembly plant shutdowns now anticipated.

Our Elastomers and Other Polymers business units had sales of $10 million, which were 2% above last year.

SPECIALTY FIBRES

The Specialty Fibres segment recorded first quarter sales of $56 million, which were $1 million or 2% behind 2001. The segment's ATOI of $5.6 million was $0.4 million or 8% ahead of last year.

Strong demand throughout much of the quarter resulted in sales totaling $22 million for our Advanced Fibre Systems business unit. This result was $4 million or 26% over last year. Sales were up for Kevlar® and Nomex® fibre and yarns for belts and hoses for heavy duty truck end uses. There was also strong demand for Kevlar® to be used in protective vests sold to law enforcement agencies and the Canadian military. We anticipate that this positive trend will continue. A key influencing factor will be the demand for protective clothing from various sectors, such as the oil and gas, chemical, utility and chemical industries.

The Lycra® business unit had sales of $21 million for the quarter, which were $3 million or 11% below 2001. This decline is due largely to this unit's exposure to the weak Canadian apparel market.

Sales of $10 million by the Nonwoven business unit were $1 million or 5% above last year with strength in the construction and graphic arts markets. The second quarter is expected to see similar positive results.

Sales of Dacron® were $3 million below last year's quarter, the result of on-going weakness in apparel markets in Canada.

SPECIALTY MATERIALS

The Specialty Materials segment's sales of $86 million were $25 million or 42% over first quarter 2001, based to a large extent on the strong performance of the Agricultural Products business unit. The segment's ATOI of $2.2 million was $0.6 million or 34% ahead of last year.

Sales for the Agricultural Products unit reached $29 million, which were $21 million over last year, largely as a result of shifting patterns of customer demand in cereal markets. This has resulted in a larger proportion of our growing season sales being recorded in the first quarter than in previous years. While remaining optimistic, the unit expects to see some softening in the second quarter.

Our White Pigment business unit had $24 million in sales, which were 2% above 2001. The period was categorized by continued pricing weakness offset by volume strength in the plastics and construction market segments.

First quarter sales by our Fluoroproducts business unit were $23 million, which were $4 million or 19% above last year. An increase in export sales helped to boost this result.

Our Chemical Solutions business unit recorded $9 million of sales, which were 3% over 2001. Revenue from new growth products, such as Oxone® and glycolic acid – both used in cleaning applications – helped to boost sales. The unit also experienced increased demand for Oxone® in anticipation of a strong recreational season where it will be used in pools and spas. The unit expects this buying pattern to continue into the second quarter.

SPECIALTY POLYMERS AND FILMS

The Specialty Polymers and Films segment posted $106 million in first quarter sales, which were $8 million or 8% above last year. ATOI of $6.9 million was $0.8 million or 10% below 2001.

The Modified Polymers business unit led this segment with sales totaling $44 million, which was an increase of $4 million or 10%. Our Sarnia manufacturing facility operated at high rates to meet the strong global demand for Fusabond®, for use in adhesives and tougheners, and Bynel®, for use in food packaging applications.

Enhance Packaging Technologies Inc. had sales of $33 million, which were $1 million or 3% below 2001, reflecting liquids segment sales unchanged from last year's first quarter offset by modest weakness across its remaining segments. We anticipate improved results in the second quarter.

Our Butacite® business unit reported $10 million in sales, an increase of $4 million over 2001.

First quarter sales of $9 million for our Packaging and Industrial Polymers business unit were on a par with last year. And the $7 million in sales by our iTechnology business unit represented an increase of $1 million or 18%.

BALANCE SHEET

Our consolidated balance sheet remains strong, with assets increasing $103 million or 5% in the quarter to $2 334 million, and no debt.

Accounts receivable increased by $98 million during the quarter reflecting higher sales. They are essentially the same as March 2001. Days sales outstanding, a measure of total customer collections, increased two days seasonally to 61 days during the quarter, a decrease of three days from March of last year.

Although inventories increased by $32 million to $265 million in the quarter, inventory days supply was 65 days, down seven from December 2001 and down four from March 2001.

CASH FLOW

Cash flow from operating activities was $9 million for the first quarter versus $8 million in the first quarter last year.

OUTLOOK

This first quarter's improved results indicate that our business units have begun to participate in the much-reported initially strong recovery in North American economies. Although this recovery is stronger and began sooner than expected, we have been and continue to be well positioned with capacity in our business units to take advantage of the increased demand.

Various factors are spurring key markets. Manufacturing and construction spending – two other important indicators of the state of the North American economy – are also growing. Surplus inventories appear to have been largely liquidated and factories are starting to fill their pipelines again. These are encouraging signs that the recovery is underway. Similar indicators in other regions suggest a global recovery is emerging in 2002. Competing factors, like the early stage of this recovery and significant uncertainties such as the current conflict in the Middle East, suggest that we can expect an uneven rate of recovery on a quarterly basis. That said, current indications are that our business units will see continuing strength through the second quarter of this year.

DuPont Canada's focus on operational excellence and cost control will enable the company to deal effectively with any economic swings. We will pursue our new growth opportunity with the acquisition and integration of Liqui-Box Corporation. We will also continue to develop premium products and advance our production capacity so that we can act swiftly and decisively as market conditions improve.

Forward-Looking Statements: This release contains forward-looking statements based on management's current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Many factors, including those discussed more fully elsewhere in this release and in documents which may be filed with the Ontario Securities Commission and/or the Toronto Stock Exchange, as well as others, could cause results to differ materially from those stated. These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions, including inflation, interest and foreign currency exchange rates, of countries in which the company does business; competitive pressures; successful integration of structural changes, including restructuring plans, acquisitions, divestitures and alliances; cost of raw materials, research and development of new products, including regulatory approval and market acceptance; and seasonality of sales of agricultural products.

For additional information, please contact:

Richard Gareau
Manager, Public Affairs
DuPont Canada Inc.
(905) 821-5623

Michael Oxley
Treasurer and Director, Finance
DuPont Canada Inc.
(905) 821-5320

Please consult our website at www.dupont.ca

DuPont Canada Inc.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (UNAUDITED)

(In thousands of Canadian dollars except per share)

	Three Months Ended March 31	
	2002	2001
Net sales (Note 2)	$ **574 008**	$ 538 396
Interest and other income	**4 410**	9 847
	578 418	548 243
Cost of goods sold and other operating charges	**436 225**	411 045
Selling, general and administrative expenses	**41 101**	42 484
Depreciation and amortization	**19 999**	19 903
	497 325	473 432
Earnings before income taxes and minority interest	**81 093**	74 811
Income taxes		
Current	**27 963**	25 405
Future	**619**	393
	28 582	25 798
Net earnings before minority interest	**52 511**	49 013
Minority interest	**121**	4
Net earnings (note 2)	$ **52 632**	$ 49 017
Basic earnings per share	$ **0.19**	$ 0.18
Diluted earnings per share	$ **0.19**	$ 0.18
Dividends declared per share	$ **0.10**	$ 0.07
Average number of shares	**278 693 290**	277 822 599
Diluted average number of shares	**280 861 138**	279 320 220
Shares outstanding at end of period	**278 779 630**	278 394 102
Retained earnings at beginning of year	$ **1 543 723**	$ 1 439 586
Add: Net earnings	**52 632**	49 017
Less: Dividends declared	**27 869**	20 420
Excess of consideration paid over stated capital of common shares	**7 142**	2 024
Retained earnings at end of period	$ **1 561 344**	$ 1 466 159

DuPont Canada Inc.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands)

	March 31 2002	March 31 2001	December 31 2001
ASSETS			
Current Assets			
Cash and cash equivalents	$ **754 296**	$ 690 401	$ 790 024
Note receivable	**48 000**	-	35 000
Accounts receivable	**455 654**	454 017	357 990
Income taxes recoverable	**1 778**	11 443	5 649
Inventories	**264 570**	262 732	232 077
Prepaid expenses	**8 923**	8 159	6 990
	1 533 221	1 426 752	1 427 730
Property, plant and equipment	**1 559 115**	1 488 082	1 545 434
Less: accumulated depreciation	**848 960**	777 109	830 351
	710 155	710 973	715 083
Future Income Taxes	**6 451**	4 018	5 660
Goodwill	**15 409**	14 617	15 409
Deferred Pension	**48 749**	17 302	49 152
Other Assets	**20 154**	8 877	17 969
	$ **2 334 139**	$ 2 182 539	$ 2 231 003
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities	$ **428 886**	$ 402 983	$ 352 329
Dividends	**27 878**	20 416	27 862
	456 764	423 399	380 191
Long-Term Obligations			
Post-retirement benefits other than pension	**69 028**	67 179	68 462
Other	**13 824**	15 179	14 189
	82 852	82 358	82 651
Future Income Taxes	**79 651**	71 088	78 241
Minority Interest	**2 267**	2 041	2 388
SHAREHOLDERS' EQUITY			
Capital stock	**151 261**	137 494	143 809
Retained earnings	**1 561 344**	1 466 159	1 543 723
	1 712 605	1 603 653	1 687 532
	$ **2 334 139**	$ 2 182 539	$ 2 231 003

DuPont Canada Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Three Months Ended March 31	
CASH FLOWS FROM (USED IN)	**2002**	2001
OPERATING ACTIVITIES		
Net earnings	**$ 52 632**	$ 49 017
Non-cash items in earnings statement:		
Depreciation and amortization	**19 999**	19 903
Future income taxes	**619**	393
Minority interest	**(121)**	(4)
Net change in non-cash working capital (Note 3)	**(64 644)**	(61 166)
Pension and other post-retirement benefits	**603**	(298)
	9 088	7 845
INVESTING ACTIVITIES		
Property, plant and equipment, net	**(15 031)**	(16 165)
Other	**(2 225)**	451
	(17 256)	(15 714)
FINANCING ACTIVITIES		
Issue of common shares	**7 595**	9 942
Purchase of common shares	**(7 286)**	(2 085)
Dividends to shareholders	**(27 869)**	(20 420)
	(27 560)	(12 563)
Change in cash and cash equivalents	**(35 728)**	(20 432)
Cash and cash equivalents at beginning of year	**790 024**	710 833
Cash and cash equivalents at end of period	**$ 754 296**	$ 690 401

Notes to Consolidated Financial Statements
(In thousands)

Note 1 - Summary of Changes in Significant Accounting Policies

The accounting policies of the interim financial statements are the same as those described in the company's 2001 Annual Report. The disclosures in the interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the financial statements included in the company's 2001 Annual Report.

Effective January 1, 2002, the company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants relating to stock based compensation. Under these new recommendations, where the fair value-based method of accounting has not been used to account for employee stock options, companies are required to disclose pro-forma net income and pro-forma earnings per share, as if the fair value based method of accounting had been used to account for these stock-based awards. The weighted average grant-date fair value of options granted to directors and employees in the period from January 1, 2002 to March 31, 2002 was approximately $6 620. If directors' and employee options had been recorded at their fair value at the date of grant, the pro-forma net earnings attributable to common shareholders during this period would have been $51 696 which has a nil effect on earnings per share. These pro-forma disclosures omit the effect of employee stock options granted before January 1, 2002.

The fair value of each option granted in the period is estimated at the date of grant using the Black Scholes option valuation model based upon the following assumptions: dividend yield - 1.4%, risk-free rate - 5.44%, expected average option term - 4.5 years, expected volatility - 25%. The weighted average fair value of options granted during the period was $6.22 per share.

Additional information on employee stock-based compensation is included in note 11 of the company's 2001 Annual Report.

Effective January 1, 2002, the company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants relating to goodwill and other intangible assets. These new recommendations require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and intangible assets will no longer be amortized. Intangibles with a definite life will continue to be amortized over their useful life. As of the date of adoption, the company had unamortized goodwill in the amount of $15 409. Amortization expenses related to goodwill was $280 for the prior year's quarter.

Note 2 - Industry Segment Information

	Three Months Ended March 31	
	2002	2001
Total segment sales		
Nylon Enterprise	**$ 203 839**	$ 204 338
Performance Coatings and Polymers	**126 666**	121 744
Specialty Fibres	**55 846**	57 017
Specialty Materials	**85 899**	60 447
Specialty Polymers and Films	**106 200**	98 445
Total sales for reportable segments	**578 450**	541 991
Elimination of intersegment sales		
Nylon Enterprise	**(8)**	(25)
Specialty Fibres	**(24)**	(22)
Specialty Materials	**(2 004)**	(2 770)
Specialty Polymers and Films	**(2 406)**	(778)
Total intersegment sales	**(4 442)**	(3 595)
Net sales	**$ 574 008**	$ 538 396
After-tax operating income to net earnings		
Nylon Enterprise	**$ 26 956**	$ 13 344
Performance Coatings and Polymers	**9 576**	10 766
Specialty Fibres	**5 573**	5 175
Specialty Materials	**2 163**	1 610
Specialty Polymers and Films	**6 882**	7 690
Reportable segments	**51 150**	38 585
Net financing	**2 657**	7 493
Other corporate	**(1 175)**	2 939
Net earnings	**$ 52 632**	$ 49 017

	March 31		December 31
	2002	2001	2001
Segment assets			
Nylon Enterprise	**$ 682 903**	$ 697 428	$ 651 586
Performance Coatings and Polymers	**173 906**	178 488	155 695
Specialty Fibres	**73 522**	82 677	66 870
Specialty Materials	**200 426**	177 934	128 363
Specialty Polymers and Films	**245 842**	219 684	235 532
Reportable segments	**1 376 599**	1 356 211	1 238 046
Cash and cash equivalents	**754 296**	690 401	790 024
Corporate assets	**203 244**	135 927	202 933
Total assets	**$ 2 334 139**	$ 2 182 539	$ 2 231 003

Note 3 - Financial Information Included In the Consolidated Statements of Cash Flows

Net Change In Working Capital Excluding Cash and Cash Equivalents

	Three Months Ended March 31	
	2002	2001
Note receivable	**$ (13 000)**	$ -
Accounts receivable	**(97 664)**	(51 465)
Income taxes	**3 871**	(12 314)
Inventories	**(32 493)**	(34 450)
Prepaid expenses	**(1 933)**	(2 389)
Accounts payable and accrued liabilities	**76 557**	39 393
Dividends	**16**	57
Other	**2**	2
	$ (64 644)	$ (61 166)
Income taxes paid	**$ 28 134**	$ 41 162